UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Penseco Financial Services Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
709570 105
(CUSIP Number)
Joseph G. Cesare, M.D.
120 Old Orchard Road
Clarks Summit, Pennsylvania 18411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 1, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.   709570 105

1.
NAMES OF REPORTING PERSONS
Joseph G. Cesare, M.D.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)


(a)



(b)
x

3.
SEC USE ONLY

4.
SOURCE OF FUNDS
(SEE INSTRUCTIONS)
OO

5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
SOLE VOTING POWER
0

8.
SHARED VOTING POWER
171,684

9.
SOLE DISPOSITIVE POWER
0

10.
SHARED DISPOSITIVE POWER
171,684

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,684*

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)


13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%**

14.
TYPE OF REPORTING PERSON (See Instructions)
IN
*Includes 2,379 shares of common stock held by Dr. Joseph G. Cesare, 44,849 shares of common stock held by Kathryn Tedesco Cesare, his spouse, 101,612 shares of common stock held by Kathryn Tedesco Cesare, Executrix of the Estate of James J. Tedesco, deceased, and 22,844 shares of common stock held by Tedesco Corporation, of which Kathryn Tedesco Cesare exercises voting control.
** Based on 3,276,079 shares of the Issuers common stock outstanding as of April 1, 2009.

CUSIP No.   709570 105

1.
NAMES OF REPORTING PERSONS
Kathryn Tedesco Cesare

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)


(a)



(b)
x

3.
SEC USE ONLY

4.
SOURCE OF FUNDS
(SEE INSTRUCTIONS)
OO

5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
SOLE VOTING POWER
0

8.
SHARED VOTING POWER
171,684

9.
SOLE DISPOSITIVE POWER
0

10.
SHARED DISPOSITIVE POWER
171,684

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,684*

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)


13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%**

14.
TYPE OF REPORTING PERSON (See Instructions)
IN
*Includes 2,379 shares of common stock held by Dr. Joseph G. Cesare, 44,849 shares of common stock held by Kathryn Tedesco Cesare, his spouse, 101,612 shares of common stock held by Kathryn Tedesco Cesare, Executrix of the Estate of James J. Tedesco, deceased, and 22,844 shares of common stock held by Tedesco Corporation, of which Kathryn Tedesco Cesare exercises voting control.
** Based on 3,276,079 shares of the Issuers common stock outstanding as of April 1, 2009.

Item 1.	Security and Issuer
This statement relates to shares of common stock, $0.01 par value
(common stock), of Penseco Financial Services Corporation, a Pennsylvania corporation (the Issuer). The principal executive offices of the Issuer are located at 150 North Washington Avenue, Scranton, Pennsylvania
18503-1848.
Item 2.	Identity and Background
(a)-(c) As a result of the Acquisition Transaction (as explained in
Item 3 below), Dr. Joseph G. Cesare (Dr. Cesare) was appointed a director of the Issuer. Dr. Cesare is an Orthopedic Surgeon at Scranton Orthopedic Specialists.
Dr. Cesares business address is 334 Main Street, Dickson City, Pennsylvania, 18519.
Kathryn Tedesco Cesare (Mrs. Cesare) is the wife of Dr. Cesare.
Mrs. Cesare is a director and Vice President of Tedesco Corporation, a personal assets holding company.  The address of Tedesco Corporation is 120 Old Orchard Road, Clarks Summit, Pennsylvania, 18411.  Mrs. Cesare
is the executrix of the Estate of James J. Tedesco, deceased.
Mrs. Cesare also has voting and investment control over the shares of common stock held by
Tedesco Corporation.
By virtue of their relationship, Dr. Cesare and Mrs. Cesare may be deemed to be a group. Each of Dr. Cesare and Mrs. Cesare disclaims beneficial ownership of the shares of common stock beneficially held by the other.  Dr. Cesare and
 Mrs. Cesare are
referred to herein as the Reporting Persons.
(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent
jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.
(f) Each of the Reporting Persons is a citizen of the United States of
America.
Item 3.	Source and Amount of Funds or Other Consideration
The shares of common stock beneficially owned by the Reporting Persons were acquired as a result of the Issuers acquisition of Old Forge Bank, a Pennsylvania commercial bank, on April 1, 2009, pursuant to which shareholders of Old Forge Bank were issued shares of common stock of the Issuer and cash in exchange for their shares of capital stock of Old Forge Bank (the
Acquisition Transaction).
As part of the Acquisition Transaction, Dr. Cesare exchanged 820 shares of Old Forge Bank common stock for 2,379 shares of the Issuers common stock, Mrs. Cesare exchanged 15,459 shares of Old Forge Bank common stock for 44,849 shares of the Issuers common stock, the Estate of James J.
Tedesco exchanged 35,024 shares of Old Forge Bank common stock for 101,612 shares of the Issuers common stock, Tedesco Corporation exchanged 7,874 shares of Old Forge Bank common stock for 22,844 shares of the Issuers common stock.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the shares of common stock reported herein for investment purposes.
Kathryn Tedesco Cesare, as Executrix of the Estate of James J. Tedesco, deceased, intends to distribute the shares of common stock of the Issuer held by the Estate to the beneficiaries of the Estate in connection with its settlement.
Item 5.	Interest in Securities of the Issuer
(a)	See Items 11 and 13 of the cover pages to this Schedule 13D.
(b)	See Items 7 through 10 on the cover pages to this Schedule 13D.
Dr. Cesare owns individually 2,379 shares of common stock of the Issuer, Kathryn Tedesco Cesare owns individually 44,849 shares of common stock of the Issuer, the Estate of James J. Tedesco owns 101,612 shares of common stock of the Issuer and Tedesco Corporation owns 22,844 shares of common stock of the Issuer. Kathryn Tedesco Cesare as the Executrix of the Estate of James J. Tedesco has voting power over these shares and is deemed to beneficially own the shares. In addition, Kathryn Tedesco Cesare has voting control over the shares of common stock held by Tedesco Corporation and is deemed to beneficially own these shares.
(c)	Other than as set forth in Item 3 above, no transactions in the shares of common stock of the Issuer have been effected by the Reporting Persons during the past 60 days.
(d)	None.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
1.	Joint Filing Agreement dated April 10, 2009 by and between Joseph
G. Cesare, M.D. and Kathryn Tedesco Cesare.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  April 10, 2009
/s/ Joseph G. Cesare, M.D.

Joseph G. Cesare, M.D.



Date:  April 10, 2009
/s/ Kathryn Tedesco Cesare


Kathryn Tedesco Cesare


Exhibit 1

Joint Filing Agreement,

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing by Joseph G. Cesare, M.D. and Kathryn Tedesco Cesare on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Penseco Financial Services Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

The undersigned hereby execute this Agreement this 10th day of April, 2009.


/s/ Joseph G. Cesare, M.D.

Joseph G. Cesare, M.D.




/s/ Kathryn Tedesco Cesare

Kathryn Tedesco Cesare



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